August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (402) 963-1211

Thomas B. Barker
Chief Executive Officer
West Corp.
11808 Miracle Hills Dr.
Omaha, NE 68154

> **Re:** **West Corp.**
> **Form 10-K**
> **Filed February 28, 2007**
> **File No. 0-21771**

Dear Mr. Barker:

We have limited our review of your Form 10-K to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 54
Recapitalization, page 54

1. Please name the independent executive compensation consultant that was retained
    by the board to determine the appropriate compensation for executives through
    the change in control resulting from the recapitalization of the company. Also,
    name the independent third party that conducted a comprehensive review of
    market practices for change in control policies and programs. Discuss in greater
    detail the role of both consultants in determining or recommending the amount or
    form of compensation. See Item 407(e)(3)(iii) of Regulation S-K.

2. Please elaborate on the role of executive management in West Corp.'s
    compensation processes and their input during the crafting of compensation
    packages and specify those members of the executive management team. In
    addition, discuss the specific role of the CEO in this process, given his position on
    the Compensation Committee.

Objectives, page 56

3. You state that you compare your compensation with the comparable companies
    listed on page 56. It is unclear whether you benchmark to these companies.
    Analyze the role of these comparable companies in determining overall
    compensation and any individual components – such as whether you have
    established specific benchmarks for total compensation or individual components
    of compensation as compared to these companies. If so, your disclosure should
    include a discussion of where you target each element of compensation against
    the comparator companies and where actual payments fall within targeted
    parameters. To the extent actual compensation was outside a targeted percentile
    range, please explain why.

4. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the
    Compensation Discussion and Analysis should be sufficiently precise to identify
    material differences in compensation policies with respect to individual executive
    officers. Please explain the reasons for the differences in the amounts of
    compensation awarded to the named executive officers. For example, Mr. Barker
    received a base salary of $846,154, almost $300,000 more than the next highest
    salary. He also received over $1.2 million more in all other compensation than
    the next highest compensation and that he received a substantially greater
    restricted stock award than the other named executive officers in 2006. We direct
    your attention to Item 402(b)(2)(vii) of Regulation S-K.

Compensation Elements, page 56
Short-Term, page 56

5. Please explain how the committee determines the amount of base salary that will be paid to each executive officer. As part of your discussion, provide an analysis of the factors that are considered by the executive management team and how those factors were used to determine the actual salaries for the named executives. See Item 402(b)(1)(v) of Regulation S-K. In addition, clarify your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

6. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their portion of projected annual cash bonuses paid quarterly based upon meeting or exceeding objective financial goals for the quarter, the pre-tax net income bonus objective for the Communications Services segment, the 2006 net income objective and the performance objectives used to determine the bonus for Mr. Strangl, and the performance objectives established to determine the bonus for Ms. Etzler. Please disclose these specific established targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note the discretionary bonuses to recognize results or efforts that are not reflected in financial measurements. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Provide clear disclosure of the how these discretionary bonuses were determined. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Nonqualified Deferred Compensation Table, page 70

7. Clarify the measures for calculating interest or other plan earnings, including whether such measures are selected by the executive or the company and the frequency and manner in which selections may be changed, quantifying interest rates and other earnings measures applicable during the company's last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

2006 Potential Payments Upon Termination or Change in Control Table, page 71

8. Please provide a description of all of the material terms of the Change in Control Agreement. For example, we note that there may be certain lump sum payments

of "<u>up to</u> three times the executive's salary and bonus." Clarify how the specific amount and the multiple will be determined.

9. Provide an estimated quantification of the potential gross-up payments that may be made in connection with a change in control.

10. Please discuss why you have structures the change in control and severance payments in the manner described in this section. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

<u>2006 Non-Employee Director Compensation Table, page 73</u>

11. If the perquisite or personal benefit exceeds $25,000, then each perquisite or personal benefit that exceeds this amount should be quantified and disclosed in a footnote. We direct your attention to Instruction 3 to Item 402(k)(2)(vii) of Regulation S-K.

12. For each director, disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel